Exhibit 4.14

                              AMENDMENT NO. 1

     This Amendment No. 1 dated as of January 1, 1992 to that Agreement (the "Agreement") dated as of March 27, 1991 between Reading & Bates Corporation, a Delaware corporation ("R&B"), and R&B Investment Partnership, L.P., a Delaware limited partnership (the "Partnership").

     The parties have agreed to, and do hereby, amend the Agreement to make provisions regarding the compensation and benefits attributable to the service of any Designee of the Partnership as an officer or director of R&B, as follows:

     1. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

     2. In the event any Designee of the Partnership receives compensation or benefits from R&B attributable to services as an officer or director of R&B on or after January 1, 1992, the parties agree that any and all such compensation and benefits payable by R&B to the Designee shall be paid to, or otherwise provided for the benefit of, the Partnership. For purposes hereof "compensation" and "benefits" shall not include any rights to indemnification or any directors and officers liability insurance coverage provided by the Company to such Designee.

     3. Except as amended by this Amendment No. 1, the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties have executed this Amendment
No. 1 as of the date first above written.

                              READING & BATES CORPORATION

                              By:  /s/Paul B. Loyd, Jr.
                                   Paul B. Loyd, Jr.
                                   Chairman and Chief Executive
                                   Officer

                              R&B INVESTMENT PARTNERSHIP, L.P.

                              By:  WHR Management Company, L.P.

                              By:  /s/C. Kirk Rhein, Jr.
                                   C. Kirk Rhein, Jr.
                                   General Partner